Cryomass Technologies, Inc.

1001 Bannock St., Suite 612

Denver, Colorado 80204

July 11, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Erin Donahue

Office of Manufacturing

Re:	Cryomass Technologies, Inc.

Registration Statement on Form S-1

Commission File No. 333-264513

Ms. Donahue:

On behalf of Cryomass Technologies, Inc., I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on July 12, 2022, or as soon thereafter as practicable. In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform our counsel, J.P. Galda, at 215-815-1534, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Cryomass Technologies, Inc.

/s/ Blair Mullin
Chief Financial Officer